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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                  Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*


                        FOUNTAIN COLONY VENTURES, INC.
                      _________________________________
                               (Name of Issuer)


                                 Common Stock
                         ____________________________
                        (Title of Class of Securities)


                                 35069R 10 4
                                ______________
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   /  /  Rule 13d-1(b)
                   /X /  Rule 13d-1(c)
                   /  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  35069R 10 4
---------------------
                                     13G




1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Top Dog, LLC, Tax identification number applied for
      _________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) \X \
             (b) \  \

      ________________________________________________________________

3.    SEC USE ONLY
      ________________________________________________________________

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
      ________________________________________________________________

NUMBER OF         5.     SOLE VOTING POWER            - 0 -
SHARES
BENEFICIALLY      6.     SHARED VOTING POWER         2,142,000
OWNED BY
EACH              7.     SOLE DISPOSITIVE POWER       - 0 -
REPORTING
PERSON            8.     SHARED DISPOSITIVE POWER    2,142,000
WITH

      _________________________________________________________________

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,142,000

      _________________________________________________________________

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*  \  \

      _________________________________________________________________


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.2%
      _________________________________________________________________

12.   TYPE OF REPORTING PERSON*

         00 (Limited liability company)
      __________________________________________________________________

                                 SCHEDULE 13G

Item 1.


       (a)  Fountain Colony Ventures, Inc.

       (b)  27 Hyakunin-cho, Higashi-ku
            Nagoya, Aichi Prefecture, Japan

Item 2.

       (a)  Top Dog, LLC

       (b)  573 East 300 South
            Salt Lake City, Utah 84102

       (c)  United States

       (d)  Common Stock, $0.001 Par Value Per Share

       (e)  35069R 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4.    Ownership.

        As of April 6, 2000:

       (a)  2,142,000

       (b)  8.2%

       (c)  Number of shares as to which filing person has:

          (i) Sole power to vote or direct the vote - 0

         (ii) Shared power to vote or direct the vote - 2,142,000

        (iii) Sole power to dispose or direct the disposition of - 0

         (iv) Shared power to dispose or direct the disposition of - 2,142,000

     The five members and co-managers of Top Dog, LLC are Masayuki Tsuda, Kazuyo Horigane, Ronald A. Johnson, Claire A. Singleton and Noriyoshi Matsuda. As co-managers, they share the power to vote and dispose of the 2,142,000 shares held by Top Dog, LLC

Item 5.    Ownership of Five Percent or Less of a Class.

       Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

       Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     The names and addresses of the five members and co-managers of Top Dog, LLC are as follows:

Masayuki Tsuda                      Ronald A. Johnson
Nishikawa Nakano-Sakue Bldg. 5F     573 East 300 South
2-2-31 Chuo, Nakano-ku              Salt Lake City, Utah 84102
Tokyo, Japan 164-0011

Kazuyo Horigane                     Claire A. Singleton
Nishikawa Nakano-Sakue Bldg. 5F     573 East 300 South
2-2-31 Chuo, Nakano-ku              Salt Lake City, Utah 84102
Tokyo, Japan 164-0011

Noriyoshi Matsuda
Nishikawa Nakano-Sakue Bldg. 5F
2-2-31 Chuo, Nakano-ku
Tokyo, Japan 164-0011

Item 9.     Notice of Dissolution of Group.

       Not applicable.

Item 10.    Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           April 14, 2000
                                           ------------------------
                                           Date

                                           TOP DOG, LLC

                                           /s/ Claire A Singleton
                                           -------------------------
                                           Signature


                                           Claire A. Singleton, Co-Manager
                                           -------------------------------
                                           Name/Title